Exhibit 99.1


02048888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K



PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001


RECD S.E.C.
JUN 2 8 2002
1086

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-7657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


PROCESSED
JUL 1 9 2002
THOMSON
FINANCIAL

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY
World Financial Center
200 Vesey Street
New York, New York 10285

#292285 v01

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

American Express Incentive Savings Plan
Years Ended December 31, 2001 and 2000

American Express Incentive Savings Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Report of Independent Auditors	1
Financial Statements	
Statement of Net Assets Available for Benefits for the Years Ended December 31, 2001 and December 31, 2000	2
Statement of Changes in Net Assets Available for Benefits for the years ended:	
December 31, 2001	3
December 31, 2000	4
Notes to the Financial Statements	5
Supplemental Schedules	
Schedule H, Line 4i - Schedule of Assets Held at End of Year	12
Schedule H, Line 4j - Schedule of Reportable Transactions	16
Exhibit	
Exhibit 23 - Consent of Independent Auditors	18

Ernst & Young

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Employee Benefits Administration Committee
American Express Company

We have audited the accompanying statements of net assets available for benefits of the American Express Incentive Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 18, 2002

Ernst & Young LLP

American Express Incentive Savings Plan
Statement of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Investments	$2,745,093,175	$3,260,739,372
Cash	2,663,462	2,736,377
Receivables:		
Investment income	34,404,633	23,539,941
Employer Contributions - Profit Sharing	-	73,554,922
Total Assets	2,782,161,270	3,360,570,612
Net assets available for benefits	$2,782,161,270	$3,360,570,612

See notes to the financial statements.

American Express Incentive Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

	Participant-Directed	Nonparticipant-Directed	Total
Contributions:			
Employer -			
Other than Profit Sharing	$ 50,226,017	$ 21,419,930	$ 71,645,947
Profit Sharing	-	-	-
Employee	145,956,531	-	145,956,531
Member rollovers or transfers	10,506,001	-	10,506,001
Total Contributions	206,688,549	21,419,930	228,108,479
Investment Income:			
Interest and dividends	41,475,069	2,684,766	44,159,835
Interest on participant loans	9,932,352	-	9,932,352
Net realized/unrealized depreciation	(530,154,188)	(160,879,709)	(691,033,897)
Total Investment Income	(478,746,767)	(158,194,943)	(636,941,710)
Total Contributions and Investment Income	(272,058,218)	(136,775,013)	(408,833,231)
Withdrawal payments	(160,238,426)	(18,020,948)	(178,259,374)
Net transfers between acccounts (out) in	2,730,789	(2,730,789)	-
Transfers from predecessor trustees	8,683,263	-	8,683,263
Net decrease in net assets available for benefits	(420,882,592)	(157,526,750)	(578,409,342)
Net assets available for benefits at beginning of year	2,892,943,404	467,627,208	3,360,570,612
Net assets available for benefits at end of year	$ 2,472,060,812	$ 310,100,458	$ 2,782,161,270

See notes to the financial statements.

American Express Incentive Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000

	Participant-Directed	Nonparticipant-Directed	Total
Contributions:			
Employer -			
Other than Profit Sharing	$ 49,352,270	$ 19,803,247	$ 69,155,517
Profit Sharing	69,783,906	-	69,783,906
Employee	129,496,262	-	129,496,262
Member rollovers or transfers	16,111,405	-	16,111,405
Total Contributions	264,743,843	19,803,247	284,547,090
Investment Income:			
Interest and dividends	174,119,718	3,379,144	177,498,862
Interest on participant loans	9,639,997	-	9,639,997
Net realized/unrealized depreciation	(264,416,303)	(8,257,006)	(272,673,309)
Total Investment Income	(80,656,588)	(4,877,862)	(85,534,450)
Total Contributions and Investment Income	184,087,255	14,925,385	199,012,640
Withdrawal payments	(208,519,976)	(28,283,063)	(236,803,039)
Net transfers between acccounts (out) in	1,926,255	(1,926,255)	-
Transfers from predecessor trustees	-	-	-
Net decrease in net assets available for benefits	(22,506,466)	(15,283,933)	(37,790,399)
Net assets available for benefits at beginning of year	2,915,449,870	482,911,141	3,398,361,011
Net assets available for benefits at end of year	$ 2,892,943,404	$ 467,627,208	$ 3,360,570,612

See notes to the financial statements.

A. Description of the Plan

General

The American Express Incentive Savings Plan (the "Plan"), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the "Company") can make contributions to the Plan upon date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The provisions of the Plan are contained in the Plan Document, which is available to all participants.

Administration

American Express Trust Company ("AETC"), a wholly-owned subsidiary of American Express Financial Corporation ("AEFC"), is the Trustee of the Plan. AEFC is a wholly-owned subsidiary of American Express Company. The Plan is administered by the Company's Employee Benefits Administration Committee ("EBAC"), and the Company's Benefit Plans Investment Committee ("BPIC") selects the investment options available under the Plan and directs the manner in which investment options unique to the Plan are invested. BPIC has the power to appoint investment managers to make investment decisions. Both Committees are appointed by the Compensation and Benefits Committee of the Board of Directors of American Express Company.

Expenses

All administrative expenses incurred with regard to the Plan are borne by the Company. Expenses related to the Plan's investments, such as brokerage commissions, stock transfer taxes and other charges, are generally paid by the Plan. Fees, commissions and other charges attributable to the Plan as a whole are paid by the Plan, unless paid by the Company. The participant pays certain fees and expenses of the Self-Directed Brokerage Account (SDA).

Changes to the Plan

In 2001, assets approximating $5.8 million for participants formerly employed by American Express One, and $2.8 million for participants formerly employed by Lifeco Services Corporation were merged into the Plan.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Participants may contribute before-tax and/or after-tax dollars to the Plan through payroll deduction, not to exceed 18% of their base salary per pay period. The Internal Revenue Code of 1986, as amended (the "Code"), imposes a limitation (adjusted annually for cost of living increases) on participants' Before-Tax Contributions to plans which are qualified under Code Section 401(k) and other specified tax favored plans. This limit per the Code was $10,500 for 2001 and 2000.

A. Description of the Plan (continued)

Contributions (continued)

The Plan complied with nondiscrimination requirements under the Code for 2001 and 2000. Accordingly, the Plan permitted Before-Tax Contributions up to $10,500 in 2001 and 2000, for participants who earned at least $85,000 and $80,000 in the prior year, respectively.

Company Matching Contributions

Upon a participant's completion of one year of service the Company matches participants' Before-Tax Contributions each pay period on a dollar for dollar basis up to 3% of base salary.

Profit Sharing Contributions

Upon a participant's completion of one year of service additional Company contributions of 0-7% of the participants' base salary may be made annually at the Company's discretion based, in part, on the Company's performance. Participants must be employed on the last working day of the Plan year to be eligible for any Profit Sharing Contributions made for that Plan year. Contributions to eligible employees are made regardless of whether the eligible employee contributes to the Plan. Profit Sharing Contributions were 0.00% and 4.00% of base salary in 2001 and 2000, respectively.

Company Stock Contributions

Upon a participant's completion of one year of service the Company contributes 1% of each eligible employee's base salary each pay period regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the American Express Company Stock Fund.

Limit on Contributions

For purposes of the Plan, base salary is a participant's regular cash compensation up to $170,000 in 2001 and 2000, before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

Transfer of Account Balances

Participants' account balances may be transferred among the Plan's investment options upon instructions from the participant, except that the Company Stock Contributions and amounts held in transfer accounts pursuant to the merger of the American Express Stock Ownership Plan into the Plan on December 1, 1994 ("SOP transfer account"), cannot be transferred from the American Express Company Stock Fund until the participant attains age 55.

Rollovers

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not subject to Company Matching Contributions.

A. Description of the Plan (continued)

Contributions (continued)

Vesting

Participants are immediately vested in their Before-Tax and After-Tax Contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, and income and appreciation on the foregoing. Profit Sharing Contributions, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining the Plan's normal retirement age (65), upon becoming disabled or at death. Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures were $6,442,921 in 2001 and $5,745,365 in 2000.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the "Trust") remains tax exempt, a participant's Before-Tax contributions, SOP transfer account balances under the Plan, Company Matching Contributions, Company Stock Contributions, Profit Sharing Contributions, Service Related Contributions made before July 1, 1994, and Rollovers, as well as the income and appreciation on the amounts invested in the Plan, are not subject to Federal income tax until distributed to the participant.

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan's normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends at or after age 55 and their vested account balance is greater than $5,000, participants (or their beneficiaries) may elect to receive their balance as a lump sum cash amount, American Express Company common shares, AXP mutual fund shares, a combination of cash and shares or in monthly or annual cash installments. If employment ends before age 55 and their vested account balance is greater than $5,000, participants (or their beneficiaries) may elect to receive their balance as described previously for participants 55 or older except that monthly or annual installment payments are not available. If the account balance is greater than $5,000, participants may elect to defer distribution until age 65. If the account balance is $5,000 or less, the distribution will be made in a lump sum. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Loan Program

Participants are also entitled to apply to the EBAC for a loan from the Plan, subject to certain Plan restrictions. Repayments of the loan, including interest, are allocated to a participant's investment accounts in accordance with the election in effect for new contributions at the time of repayment. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan thereby subjecting the balance to income tax plus any penalties imposed by the Code.

B. Significant Accounting Policies

Valuation of Investments

Investment contracts, which are fully benefit responsive, are carried at contract value. Contract value represents the face amount of the contract plus interest at the contract rate. Investments in American Express Company common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan year. Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the Plan year. Participant loan accounts are valued at cost, which approximates fair value. All other investments are carried at fair value.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Other

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

C. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SDA. The SDA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SDA.

C. Investments (continued)

Investment Funds

A brief description of the investment funds at December 31, 2001 is set forth below:

American Express Company Stock Fund - Invests primarily in the Company's common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

ISP Income Fund - Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. The average yield on investment contracts was 5.96% and 6.49%, for 2001 and 2000, respectively. American Express Trust Company acts as investment manager for the ISP Income Funds. The fund also invests in the American Express Trust Income Fund I (which invests primarily in investment contracts) and the American Express Trust Money Market Fund I (which invests primarily in short-term debt instruments). The goal of this fund is to maximize current income consistent with the preservation of principal.

The "American Express Funds" – The "American Express Funds" – the AXP® Bond Fund, AXP® International Fund, AXP® Mutual Fund, AXP® New Dimensions Fund, AXP® Stock Fund, AXP® Global Balanced Fund (effective July 1, 2000) and AXP® Equity Select Fund (effective July 1, 2000) – are mutual funds offered to the general public. Each of the AXP® Funds is managed by American Express Financial Corporation and distributed by American Express Financial Advisors Inc. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company; American Express Financial Advisors Inc. is a wholly-owned subsidiary of American Express Financial Corporation. Effective July 1, 2000, AXP® Discovery Fund, Inc. and AXP® Federal Income Fund Inc. were no longer investment alternatives in the Plan.

Collective Funds – The American Express Trust Small Cap Equity Index Fund I, American Express Trust Equity Index Fund III, American Express Trust Short-Term Horizon (25:75) Fund, American Express Trust Medium-Term Horizon (50:50) Fund and the American Express Trust Long-Term Horizon (80:20) Fund (all available effective July 1, 2000) are collective funds, managed by American Express Trust Company.

Self-Directed Brokerage Account (Mutual Funds only) – The Self-Directed Brokerage Account (SDA) (effective July 1, 2000) gives participants the freedom to invest in a wide variety of Mutual Funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds to make choices and investment selections of their own design.

C. Investments (continued)

Investment Funds (continued)

At December 31, 2001, the fair value of investment contracts was estimated to be $387,641,790. Fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. Fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

At December 31, 2001 and 2000, investments with a fair value representing 5% or more of the Plan's net assets were as follows:

Description	Number of Shares	Cost	Fair Value
2001			
Common Shares			
American Express Company – Nonparticipant-Directed	8,688,721	$121,549,404	$310,100,457
American Express Company – Participant-Directed	17,451,828	336,706,386	622,855,737
Mutual Funds			
AXP® New Dimensions Fund, Inc.	26,241,977	$671,597,795	$645,027,804
AXP® Stock Fund, Inc.	8,518,733	203,780,001	163,133,746
2000			
Common Shares			
American Express Company – Nonparticipant-Directed	8,511,908	$107,998,641	$467,627,207
American Express Company – Participant-Directed	16,981,728	308,984,530	932,929,421
Mutual Funds			
AXP® New Dimensions Fund, Inc.	25,835,580	$635,932,577	$750,781,954
AXP® Stock Fund, Inc.	8,337,174	201,467,595	187,252,934

D. Income Tax Status

The Internal Revenue Service issued a favorable letter of determination on May 28, 1996, to the effect that the Plan is qualified and that the Trust established under the Plan is tax-exempt in conformity with the Tax Reform Act of 1986 and certain subsequent tax acts. To maintain its qualified status, the Plan is required to operate in conformity with the code requirements. The Company believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULES

American Express Incentive Savings Plan
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares / Units or Face Amount	Cost	Fair Value
Mutual Funds			
AXP® New Dimensions Fund, Inc. *	26,241,977	$671,597,795	$645,027,804
AXP® Bond Fund, Inc. *	18,763,527	90,849,209	90,064,931
AXP® Mutual Fund, Inc.*	9,008,700	112,812,952	84,771,866
AXP® Stock Fund, Inc. *	8,518,733	203,780,001	163,133,746
AXP® Global Balance Fund, Inc. *	595,153	3,171,423	2,773,411
AXP® International Fund, Inc. *	10,057,220	66,856,966	62,153,622
AXP® Equity Select Fund, Inc. *	7,167,879	96,465,074	81,140,395
		1,245,533,421	1,129,065,775
Collective Investment Funds -			
American Express Trust Horizon Short-Term Fund *	291,603	5,171,539	5,274,227
American Express Trust Horizon Medium-Term Fund *	1,007,545	21,352,512	21,870,773
American Express Trust Horizon Long-Term Fund *	444,085	10,644,969	10,099,833
American Express Trust Small Cap Equity Index I Fund *	1,868,034	21,315,607	22,266,971
American Express Trust Equity Index III Fund *	533,373	17,085,392	15,810,767
		75,570,019	75,322,571
American Express Company Stock Fund -			
American Express Trust Money Market Fund I *	18,234,823	18,234,823	18,234,823
American Express Company Common Shares *	26,140,549	458,255,790	932,956,194
		476,490,613	951,191,017
Self-Directed Brokerage Account		39,917,487	31,920,973

* Indicates Party-in-interest

American Express Incentive Savings Plan
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares / Units or Face Amount	Cost	Fair Value
American Express ISP Income Fund -			
American Express Trust Money Market Fund I *	31,963,413	31,963,413	31,963,413
American Express Trust Income Fund I *	1,023,042	54,159,807	59,277,092
Investment Contracts			
AIG Financial I			
Contract #148433, 6.02%	18,931,276	21,745,373	21,745,373
Managed Synthetic GIC Wrap			
Instrument for AIG Financial I #148433	-	(2,814,097)	(2,814,097)
AIG Financial II			
Contract #160270, 6.79%	13,744,264	16,920,954	16,920,954
Managed Synthetic GIC Wrap			
Instrument for AIG Financial II #160270	-	(3,176,690)	(3,176,690)
Allstate II, 6.02%	19,826,810	22,587,373	22,587,373
Managed Synthetic GIC Wrap			
Instrument for Allstate II	-	(2,760,563)	(2,760,563)
Allstate I, 6.32%	10,776,337	12,584,067	12,584,067
Managed Synthetic GIC Wrap			
Instrument for Allstate I	-	(1,807,730)	(1,807,730)
Bank of America			
Contract #97002-A, 5.24%	26,318,627	27,933,305	27,933,305
Managed Synthetic GIC Wrap			
Instrument for Bank of America #97002-A	-	(1,614,678)	(1,614,678)
Bank of America II, 5.82%	8,852,550	10,569,915	10,569,915
Managed Synthetic GIC Wrap			
Instrument for Bank of America II	-	(1,717,365)	(1,717,365)
CDC I			
Contract #1025-01, 5.16%	8,946,664	9,994,728	9,994,728
Managed Synthetic GIC Wrap			
Instrument for CDC I #1025-01	-	(1,048,064)	(1,048,064)

* Indicates Party-in-interest

American Express Incentive Savings Plan
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares / Units or Face Amount	Cost	Fair Value
American Express ISP Income Fund - Continued			
Investment Contracts - Continued			
CDC II, 5.83%	24,289,334	27,566,568	27,566,568
Managed Synthetic GIC Wrap			
Instrument for CDC II	-	(3,277,233)	(3,277,233)
Deutsche Bank			
Contract #ISP 1-4, 6.66%	8,341,577	9,268,643	9,268,643
Managed Synthetic GIC Wrap			
Instrument for Deutsche Bank #ISP 1-4	-	(927,066)	(927,066)
JP Morgan/Chase I, 7.13%	52,876,632	61,123,164	61,123,164
Managed Synthetic GIC Wrap			
Instrument for JP Morgan/Chase I	-	(8,246,532)	(8,246,532)
Monumenral Life II			
Contract #ADA00281TR, 5.78%	14,688,440	15,513,401	15,513,401
Managed Synthetic GIC Wrap			
Instrument for Monumenral Life II #ADA00281TR	-	(824,961)	(824,961)
Monumenral Life V, 6.27%	7,159,032	8,391,787	8,391,787
Managed Synthetic GIC Wrap			
Instrument for Monumenral Life V	-	(1,232,755)	(1,232,755)
Rabobank I, 6.42%	13,754,418	16,890,655	16,890,655
Managed Synthetic GIC Wrap			
Instrument for Rabobank I	-	(3,136,237)	(3,136,237)
Rabobank III, 5.64%	23,775,155	25,843,692	25,843,692
Managed Synthetic GIC Wrap			
Instrument for Rabobank III	-	(2,068,537)	(2,068,537)
State Street I, 5.5%	10,000,000	10,273,934	10,273,934
Managed Synthetic GIC Wrap			
Instrument for State Street I	-	(273,934)	(273,934)
State Street II, 5.69%	36,692,497	38,119,242	38,119,242
Managed Synthetic GIC Wrap			
Instrument for State Street II	-	(1,426,745)	(1,426,745)

* Indicates Party-in-interest

American Express Incentive Savings Plan
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares / Units or Face Amount	Cost	Fair Value
American Express ISP Income Fund - Continued			
Investment Contracts - Continued			
UDS I			
Contract #2137, 5.72%	20,335,095	22,451,739	22,451,739
Managed Synthetic GIC Wrap			
Instrument for UDS I #2137	-	(2,116,644)	(2,116,644)
UDS II			
Contract #2141, 6.07%	7,341,999	9,250,597	9,250,597
Managed Synthetic GIC Wrap			
Instrument for UDS II #2141	-	(1,908,598)	(1,908,598)
West LB			
Contract #WLB-023, 5%	16,118,359	16,061,462	16,061,462
Managed Synthetic GIC Wrap			
Instrument for West LB #WLB-023	-	56,896	56,896
United of Omaha			
Contract #12476, 2.1%	5,000,000	4,551,191	4,551,191
GIC Wrap Instrument for			
United of Omaha #12476	-	448,809	448,809
		347,769,066	347,769,066
		433,892,286	439,009,571
Loans to Participants			
Various, 4.00% - 10.50%, due 7/99 - 9/31			118,583,268
			$2,745,093,175

* Indicates Party-in-interest

American Express Incentive Savings Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2001

Description of Assets	Shares/Unit or Face Amount	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain(Loss)
Category (iii) - series of transactions in excess of 5% of the fair value of plan assets						
AET Money Market I *	183,701,539	$183,701,539		$183,701,539	$183,701,539	

Page 25 of 27 pages

* Indicates party-in-interest

Note: There were no category (i) (ii) or (iv) reportable transactions during the Plan year ended November 30, 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

By Valeria Christensen

Valeria Christensen
Delegate
Employee Benefits Administration Committee

Date: June 18, 2002

#186436 v02

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8, No. 2-46918, No. 2-59230, No. 33-02980 and No. 33-53801) pertaining to the American Express Incentive Savings Plan of our report dated June 18, 2002 with respect to the financial statements and schedules of the American Express Incentive Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Minneapolis, Minnesota
June 18, 2002

0206-0315860

EXECUTION COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
JUN 28 2002
152
SECTION

BEST AVAILABLE COPY

FORM 10-K/A
Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2001
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to _______

Commission File No. 1-7657

American Express Company
(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	**13-4922250** (I.R.S. Employer Identification No.)
World Financial Center **200 Vesey Street** **New York, New York** (Address of principal executive offices)	**10285** (Zip Code)

Registrant's telephone number, including area code: (212) 640-2000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares (par value $.20 per Share)	New York Stock Exchange Chicago Stock Exchange Pacific Stock Exchange
7.00% Cumulative Quarterly Income Preferred Securities, Series I of American Express Company Capital Trust I (and the guarantee of American Express Company with respect thereto)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes √ No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. √

Common shares of the registrant outstanding at March 25, 2002 were 1,340,949,337. The aggregate market value, as of March 25, 2002, of voting shares held by non-affiliates of the registrant was approximately $54.1 billion.

Documents Incorporated By Reference
Parts I, II and IV: Portions of Registrant's 2001 Annual Report to Shareholders.
Part III: Portions of Registrant's Proxy Statement dated March 11, 2002.

Page 1 of 27 pages.
Exhibit index on page 4

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 3. Exhibits:

This amendment is being filed to add as an exhibit the following Annual Report on Form 11-K:

Exhibit 99.1 Annual Report on Form 11-K for the American Express Incentive Savings Plan for the fiscal year ended December 31, 2001.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN EXPRESS COMPANY



June 21, 2002

By ____________________________

Stephen P. Norman
Secretary

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EXHIBIT INDEX

Exhibit No.		Page
99.1	Annual Report on Form 11-K for the American Express Incentive Savings Plan for the fiscal year ended December 31, 2001.	5